Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

October 20, 2017

VIA EDGAR

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Dubey:

Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 198 (“PEA 198”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 199 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

PEA 198 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 196 filed on December 30, 2016 (“PEA 196”), which included a prospectus and statement of additional information with respect to the RiverFront Global Growth Fund, the RiverFront Global Allocation Fund, the RiverFront Dynamic Equity Income Fund, the RiverFront Moderate Growth & Income Fund, and the RiverFront Conservative Income Builder Fund (each a “Fund”, and collectively the “Funds”).

PEA 198 includes: (i) changes to PEA 196 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on August 28, 2017; (ii) certain other non-material information not previously included in PEA 196; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on February August 28, 2017 to PEA 196, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 196.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

Staff Comments:

1.
Staff Comment: With respect to each Fund, please confirm supplementally that, in light of the “Management Fee” being described as “none” in the fees and expenses table, the Funds’ advisory and sub-advisory agreements will reflect no contractual advisory or sub-advisory fees.

Registrant’s Response: Comment complied with. The Registrant confirms that the Funds’ advisory and sub-advisory agreements, as filed with PEA 198, reflect that each Fund will not pay advisory or sub-advisory fees under those agreements.

2.
Staff Comment: In the fees and expenses table for each Fund, please footnote the “Management Fee” line item to clarify that the sub-adviser and/or adviser, as applicable, will indirectly derive advisory fee revenue from the underlying ETFs in which each Fund invests.

Registrant’s Response: Comment complied with. The fees and expenses tables have been footnoted with additional disclosure stating that “Pursuant to the Fund’s advisory and sub-advisory agreements, neither the Adviser nor the Sub-Adviser receives a management fee from the Fund. However, the Sub-Adviser and the Adviser will indirectly derive management fees to the extent the Fund invests in an ETF or other fund managed by the Sub-Adviser and/or the Adviser, as applicable.”

3.	Staff Comment: In the expense examples for each Fund, please remove the second set of examples for Class A and Class I shares since the expenses paid will be the same.

Registrant’s Response: Comment complied with. The line examples for Class A and Class I shares have been removed. A note has been added to clarify that the expenses that would be paid for Class A and Class I shares, if a shareholder did not redeem shares, would be the same.

4.
Staff Comment: Note that the sentence beginning “[t]he Example does not reflect sales charges. . .” is only required if a Fund charges sales loads on reinvested dividends. This item may be deleted or alternatively disclosure added reflecting the effect of sales loads on reinvested dividends.

Registrant’s Response: The referenced sentence has been deleted. The Funds do not charge sales loads on reinvested dividends.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

5.
Staff Comment: With respect to each Fund, if the portfolio turnover rate disclosed under the heading “Portfolio Turnover” is greater than 100%, consider whether disclosure should be added in the principal investment strategy discussion regarding frequent trading, as well as corresponding principal risk disclosure.

Registrant’s Response: To the extent a Fund reflects a portfolio turnover rate in excess of 100% in PEA 198, such turnover rate is not expected to persist at the same levels indefinitely. Instead, the Sub-Adviser believes that such turnover rates are likely to be temporary and related to present changes in the Funds’ investment strategies. As a consequence, the Registrant does not believe that additional strategy and risk disclosure relating to elevated portfolio turnover rates is warranted at this time.

6.	Staff Comment: As each Fund will operate as a fund-of-funds, please explain how each Fund intends to comply with the requirements of Section 12(d)(1) of the Investment Company Act.

Registrant’s Response: The Registrant expects that each Fund will operate, with respect to such Fund’s investments in underlying RiverFront ETFs that are also advised by ALPS Advisors, Inc. and sub-advised by RiverFront (each an “ALPS/RiverFront ETF”), pursuant to Section 12(d)(1)(G) of the Investment Company Act. To the extent that a Fund acquires non-investment company securities, or securities of another investment company (other a money market fund) that is not within the same “group,” the Registrant expects that the Fund will do so in reliance on Rule 12d1-2 under the Investment Company Act.

To the extent that a Fund acquires securities of another investment company (other a money market fund) that is not within the same “group,” it may do so within the limits established by Section 12(d)(1)(A) or (F). Alternatively, the Fund may rely on an underlying fund’s exemptive relief from Sections 12(d)(1)(A) and (B). For example, as disclosed in the Funds’ Prospectus, each Fund presently expects to invest in one or more series of First Trust Exchange-Traded Fund III (Investment Company Act registration number 811-22245), which is also sub-advised by RiverFront (each a “FT RiverFront ETF”), in reliance on the trust’s order under Section 12(d)(1)(J) of the Investment Company Act granting exemptions from Section 12(d)(1)(A) and 12(d)(1)(B) (the “First Trust Order”).[1]

[1]	Investment Company Act Release No. 27845, In the Matter of First Trust Exchange-Traded Fund et al. (May 30, 2007).

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

7.
Staff Comment: To the extent a Fund’s principal investment strategies state that the Fund will seek to achieve its investment objective by “strategically investing in” and “tactically adjusting allocations” to exchange-traded funds, please include additional disclosure clarifying what these methodologies or processes entail. For example, what would result in a “tactical allocation,” what purpose would such an allocation serve, and how would it be undertaken?

Registrant’s Response: Comment complied with. The Registrant has enhanced the introductory paragraph to each Fund’s principal investment strategy discussion to read as follows, where newly-added disclosure appears in bold:

“ALPS Advisors, Inc. (the “Adviser”) and RiverFront Investment Group, LLC (the “Sub-Adviser” or “RiverFront”) seek to achieve the Fund’s investment objective by strategically investing in, and tactically adjusting allocations to, exchange-traded funds (ETFs) that, under normal market conditions, are expected to primarily consist of ETFs sub-advised by RiverFront (“RiverFront ETFs”). The Fund’s strategic allocation refers to the Sub-Adviser’s long-term, macro-view targeted allocation of asset class exposure that takes into consideration the Fund’s particular investment time horizon, which in the case of the Fund is between [X] to [Y] years. The Fund’s tactical adjustments refer to the Sub-Adviser’s periodic (typically quarterly, under normal circumstances) modifications of the Fund’s allocation in response to prevailing market conditions, to seek to emphasize asset classes that have positive momentum.”

8.
Staff Comment: The second paragraph of the Global Growth Fund’s principal investment strategies states that the “portfolio is built around a strategic allocation” into various categories of equities as well as “other investments.” Please clarify what the “other investments” consist of, and include appropriate corresponding principal strategy and principal risk disclosure.

Registrant’s Response: The Registrant has removed the reference to “other investments” from the sentence in the Global Growth Fund’s principal investment strategies.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

9.
Staff Comment: Where a Fund states in its principal investment strategies that it may “hold fixed income instruments of any quality,” consider revising the disclosure to refer to fixed income instruments “of any credit quality” instead.

Registrant’s Response: Comment complied with. The abovementioned disclosure relating to fixed-income instruments has been revised accordingly to refer to “fixed income instruments of any credit quality.”

10.
Staff Comment: The principal investment strategy discussion for the Global Growth Fund states that the Fund “will also invest a significant portion of its total assets” in ETFs “that hold securities issued by companies that are organized or located outside the United States or doing a substantial amount of business outside the United States.” Consider revising the disclosure to state that the Fund will invest in ETFs that “primarily hold” securities of such issuers.

Registrant’s Response: Comment complied with. The Global Growth Fund disclosure referenced above has been revised to read as follows: “The Fund will also invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in ETFs that primarily hold securities issued by companies that are organized or located outside the United States or doing a substantial amount of business outside the United States.”

11.
Staff Comment: In the description of “Affiliated ETF Risk,” the Funds refer to “Affiliated ETFs.” Please clarify how the defined term “Affiliated ETFs” relates to the defined term “RiverFront ETF” used elsewhere in the Prospectus, and distinguish those terms for readers as appropriate.

Registrant’s Response: Comment complied with. The Registrant has revised the Funds’ disclosure such that prior references to “Affiliated ETFs” now refer to “RiverFront ETFs” except for the heading of the principal risk factor “Affiliated ETF Risk” (which is meant to convey to the reader that the risk arises in connection with the affiliation by virtue of a common sub-adviser).

12.
Staff Comment: The description of “Affiliated ETF Risk” also states that the “Adviser and Sub-Adviser may receive advisory or sub-advisory fees from the underlying ETFs.” Please clarify that these fees are for advisory services and made pursuant to the advisory agreements with the underlying ETFs as opposed to fees received under a different arrangement.

Registrant’s Response: Comment complied with. The Registrant has included disclosure under “Affiliated ETF Risk” that “the Sub-Adviser (and where applicable, the Adviser) receives sub-advisory (or advisory) fees from the underlying RiverFront ETF that are payable to those parties pursuant to the sub-advisory and/or advisory agreements of those underlying RiverFront ETFs.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

13.	Staff Comment: Please explain how the arrangements described under “Affiliated ETF Risk” will comply with Section 12(d)(1)(G) of the Investment Company Act.

Registrant’s Response: As noted in the response to Staff Comment No. 6, with respect to a Fund’s investment in underlying ALPS RiverFront ETFs, such investments are expected to be made in reliance on Section 12(d)(1)(G).

Each underlying ALPS RiverFront ETF in which a Fund invests shares a common sub-adviser in RiverFront Investment Group as well as a common adviser in ALPS Advisors, Inc. Each of the ALPS RiverFront ETFs, just like each Fund, includes a reference to “RiverFront” in its name. As a consequence, the Registrant believes that each Fund, together with the underlying ALPS RiverFront ETFs in which such Fund invests, are reasonably regarded as belonging to the same “group” of investment companies, as such term is defined under Section 12(d)(1)(G) of the Investment Company Act. The Registrant expects that the Funds’ investments in underlying RiverFront ETFs will be consistent with the requirements of Section 12(d)(1)(G)(i)(I) – (V).

Investments by a Fund in an investment company that is not part of the same “group” are expected to be made in accordance with either Section 12(d)(1)(A), 12(d)(1)(F), or exemptive relief therefrom. As noted in the response to Staff Comment No. 6, investments by a Fund into a FT RiverFront ETF will be made in accordance with the First Trust Order.

14.
Staff Comment: The Funds state that to “seek to mitigate risks of conflicts of interest arising from investments in affiliated investment companies,” each Fund has “adopted an expense structure under which the Fund does not pay advisory fees to either the Adviser or the Sub-Adviser, and instead pays a unitary administrative fee . . .” Please explain how the expense structure described mitigates risks of conflicts of interest. In addition, consider revising the disclosure around the unitary administrative fee to minimize the likelihood that it is misinterpreted as an advisory fee under another name.

Registrant’s Response: The Registrant believes that the abovementioned arrangement, where the Fund pays no advisory fee to the Adviser or to the Sub-Adviser, is similar in effect to fund-of-fund structures where an adviser may manage both the acquiring and acquired funds, and where such adviser voluntarily waives a portion of its contractual advisory fee at the acquiring fund level (usually commensurate with the extent of the advisory fee received at the underlying fund level) in order to eliminate the likelihood of receiving fees at both tiers. In the case of the Funds, the advisory fees at the acquiring fund level are eliminated by removing them from the advisory and sub-advisory agreements altogether. In the Registrant’s view, this mitigates the risk that investment selection will be motivated by the potential for tiered fees.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

The reference to a unitary administrative fee in the Funds’ disclosure is not meant to imply that administrative fees are being conveyed to the Adviser or Sub-Adviser for advisory services. To clarify this point, the disclosure in question has been revised to read:

“To seek to mitigate risks of conflicts of interest arising from investments in affiliated investment companies, the Fund has adopted an expense structure under which the Fund does not pay advisory fees to either the Adviser or the Sub-Adviser. For non-advisory services, the Fund pays a unitary administrative fee to the administrator in addition to other expenses described in the Fund’s fees and expenses table. These services include general fund administration services, transfer agency services, as well as bookkeeping and accounting services.”

15.
Staff Comment: With respect to the disclosure stating that “the Fund will only invest in RiverFront ETFs subject to the same sub-advisory fee rates as other RiverFront ETFs already in the Fund’s portfolio,” please clarify how this restriction mitigates risks of conflicts of interest, and add disclosure stating whether this also applies to ETFs advised by the Adviser.

Registrant’s Response: The Registrant understands that, by limiting the universe of RiverFront ETFs in which each Fund can invest to funds where RiverFront’s contractual fee rate is the same, RiverFront seeks to remove incentives for the Funds’ portfolio managers to favor one RiverFront ETF over another due to any differential in contractual fee rates. The same consideration does not apply to the Funds’ Adviser, as (i) the Adviser is not responsible for determining which RiverFront ETF to select; and (ii) the Adviser may not always serve as an adviser to a RiverFront ETF.

16.
Staff Comment: With respect to the principal risk disclosure of each Fund, and in particular the description of “ETF Investment Risk,” please confirm that the principal risks of underlying ETFs have been disclosed, either in the summary section of the Prospectus or in the Item 9 disclosure.

Registrant’s Response: Comment complied with. The Registrant confirms that all risk factors that the Adviser or Sub-Adviser have identified as principal risks for the Funds have been disclosed in the either the Funds’ summary sections or in their Item 9 disclosure.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

17.
Staff Comment: Please ensure that the principal risk disclosure for the Funds, insofar as it refers to risks related to Affiliated ETFs, is consistent with the principal investment strategy disclosure (which refers to RiverFront ETFs).

Registrant’s Response: Comment complied with. As noted in the response to Staff Comment No. 11, the Registrant has revised the Funds’ principal risk disclosure to refer to RiverFront ETFs, except in the heading of the risk factor itself, which is intended to convey the notion that the risks involved arise due to the common adviser between the Funds and the RiverFront ETFs.

18.
Staff Comment: To the extent a Fund includes disclosure about “Sector and Securities Selection Risk,” please include language in the Fund’s principal investment strategy explaining that the Fund may emphasize certain economic sectors from time to time. In addition, if there is in fact a current emphasis on a particular sector, please identify that sector in the Fund’s principal investment strategies and include the corresponding risks.

Registrant’s Response: Comment complied with. The Registrant understands that the portfolios of the underlying RiverFront ETFs in which each Fund invests are intended to be sector neutral. However, tactical (i.e. near-term) adjustments at the investing Fund level in response to market conditions may cause one or more Funds to temporarily not be sector-neutral. As the Sub-Adviser does not expect such conditions to persist, the Registrant does not believe that it would be helpful or accurate to describe a particular sector emphasis for any of the Funds at this time.

19.
Staff Comment: With respect to the disclosure about “Limited Investments Risk,” please note that it is the Staff’s position that if a Fund will have more than 25% of its portfolio invested in a particular underlying fund, that underlying fund should be identified by name in the principal investment strategies.

Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to the Item 9 principal investment strategy disclosure for each Fund:

“The Fund’s investment in a particular RiverFront ETF may, depending on market conditions, from time to time constitute 25% or more of the Fund’s portfolio. These RiverFront ETFs include the RiverFront Dynamic Core Income ETF, the RiverFront Dynamic Unconstrained Income ETF, the RiverFront Dynamic US Dividend Advantage ETF, the RiverFront Dynamic US Flex-Cap ETF, the First Trust RiverFront Dynamic Developed International ETF, the First Trust RiverFront Dynamic Europe ETF, the First Trust RiverFront Dynamic Asia Pacific ETF, and the First Trust RiverFront Dynamic Emerging Markets ETF.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

20.
Staff Comment: The discussion of the Funds’ “Conflicts of Interests Risks” states that in certain situations, the “Adviser will waive a portion of the advisory fee equal to the portion of the fees attributable to the assets of the Fund invested in such ETFs”. Please reconcile this disclosure with the fact that the Adviser will not be receiving advisory fees from the Funds.

Registrant’s Response: Comment complied with. The sentence in question has been deleted from the Prospectus.

21.
Staff Comment: To the extent a Fund includes “Hedging Risk” as a principal risk factor, please ensure that there is corresponding disclosure regarding the use of derivatives or similar instruments in the Fund’s principal investment strategies.

Registrant’s Response: Comment complied with. The following sentence has been added to the principal investment strategy discussion for each Fund: “Certain of the RiverFront ETFs that invest in securities of non-U.S. companies may seek to hedge their currency exposure by entering into currency forward contracts or futures contracts.”

In addition to the above, each Fund will include “Futures Contract Risk” and “Hedging Risk” as principal risk factors. In addition, the description of “Hedging Risk” has also been enhanced to include the following:

“An underlying ETF may seek to hedge currency exposure through forward currency contracts and/or futures contracts (which are described under “Futures Contract Risk”). A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date. Contracts to sell foreign currency will generally be expected to limit any potential gain that might be realized by the Fund if the value of the hedged currency increases. In addition, the use of currency hedging will not necessarily eliminate exposure to all currency fluctuations. Hedging against a decline in the value of a currency does not eliminate fluctuations in the value of a portfolio security traded in that currency or prevent a loss if the value of the security declines.”

22.
Staff Comment: To the extent a Fund includes “REIT Risk” as a principal risk factor, please ensure that there is corresponding disclosure regarding the use of REITs or similar investments in the Fund’s principal investment strategies.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

Registrant’s Response: Comment complied with. The following sentence has been added to the principal investment strategy discussion for each Fund: “Each RiverFront ETF may also invest in common and preferred shares of real estate investment trusts (or REITs), which are companies that invest in real estate, mortgages, and/or construction loans.”

23.
Staff Comment: In the section of each Fund’s summary prospectus titled “Performance Information,” revise the sentence stating “performance shown may have been different” to reflect instead that “performance shown may have been lower.”

Registrant’s Response: Comment complied with. The sentence in question has been revised for each of the Funds to state that “performance shown may have been lower.”

24.
Staff Comment: In the section of each Fund’s summary prospectus titled “Purchase and Sale of Fund Shares,” please note that Item 6(b) of Form N-1A requires a Fund to disclose that the Fund’s shares are redeemable and briefly identify the procedures for redeeming shares.” Please ensure that the appropriate disclosure is included for each Fund.

Registrant’s Response: Comment complied with. The Registrant has included the following disclosure under the heading “Redeeming Shares” in the Funds’ Prospectus:

“Each Fund will redeem all full and fractional shares of the Fund upon request on any business day at the applicable net asset value determined after the receipt of proper redemption instructions, less any applicable redemption fees. Shareholders liquidating their holdings will receive upon redemption all dividends reinvested through the date of redemption. If notice of redemption is received on any business day, the redemption will be effective on the date of receipt. Payment will ordinarily be made on the next business day, but, in any case, within no more than seven business days from the date of receipt. If the notice is received on a day that is not a business day or after the close of regularly scheduled trading on the NYSE, the redemption notice will be deemed received as of the next business day. The value of shares at the time of redemption may be more or less than the shareholder’s cost.”

In addition, the Funds’ Prospectus also states that “[r]edemptions, like purchases, may be made directly through the Funds or through retirement plans, broker-dealers and financial intermediaries. Please contact your financial intermediary or refer to the appropriate plan documents for details. Your financial intermediary may charge a processing, redemption or service fee in connection with the redemption of shares.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

25.
Staff Comment: With respect to those Funds that have the word “global” in their names, please include additional disclosure explaining how the term relates to such Fund’s principal investment strategy (for example, how the Fund decides which countries to which it will have exposure).

Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to the principal investment strategy discussions for the RiverFront Global Allocation Fund and the RiverFront Global Growth Fund: “The Sub-Adviser researches and implements its fundamental and technical disciplines on a global basis, without focusing on any one particular geographic region or segment. In addition, the investment universe of certain of the RiverFront ETFs in which the Fund invests corresponds with the companies contained in the MSCI ACWI index, which presently includes issuers from 23 developed and 24 emerging markets.”

26.
Staff Comment: Bearing in mind that the RiverFront Dynamic Equity Income Fund includes the phrase “equity income” in its name, and also that the Fund states it will “typically have a substantial allocation to RiverFront ETFs which have exposure to dividend paying stocks,” please clarify how this Fund’s investment strategy is consistent with Rule 35d-1 and explain why the Fund should not have a policy to invest at least 80% of assets in ETFs that invest in equity securities that pay out income. Additionally, disclose the market capitalization range for the equities and disclose any corresponding principal risks.

Registrant’s Response: The Registrant understands that the reference to the term “equity income” in the Fund’s name is intended to convey that while the Fund will primarily invest in equities, generation of income is an element of the Fund’s strategy. This is reflected, for example, in the disclosure that the Fund seeks “to manage risk through a combination of capital appreciation and rising dividend payments that exceeds the average yield on global equities generally.” Notwithstanding the fact that the underlying ETFs may hold dividend paying stocks, the Fund’s use of the term “equity income” is not, however, intended to refer to a specific type of investment.

The Registrant believes that the reference to “equity income” in the Fund’s name and the Fund’s intentions are captured in the Staff’s guidance on Frequently Asked Questions about Rule 35d-1 (Investment Company Names), which suggests that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment” and that “the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”2 In light of the foregoing, the Registrant does not believe that Rule 35d-1 is applicable to the RiverFront Dynamic Equity Income Fund.

[2]	See, e.g. Question 9 and the accompanying response under Frequently Asked Questions about Rule 35d-1 (Investment Company Names).

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

27.
Staff Comment: The average annual total return table on page 26 of the Prospectus includes a line for the MSCI ACWI as well as a line for a blended index. It is the Staff’s position that if a blended index is used for this table, a separate line should be included for each component of the blended index.

Registrant’s Response: Comment complied with. The Registrant has included an additional line showing the performance of the Barclays U.S. Aggregate Bond Index in this particular table.

28.
Staff Comment: The principal investment strategy discussion for the Moderate Growth & Income Fund states that it seeks a level of risk “that may be appropriate for investors and/or participants in retirement plans.” As retirement plans could have varying objectives (and thus, different equity and income needs), please clarify this disclosure.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in question to state that “[t]he Fund is designed for investors seeking current income and the potential for increased income over time by providing exposure to both equity and fixed income investments consistent with a level of risk that the Sub-Adviser believes would typically be appropriate for the diverse needs of groups of employee retirement plan participants as a whole.”

29.
Staff Comment: The Moderate Growth & Income Fund’s principal investment strategy also states that “the Fund is diversified so as to mitigate the risk of large losses.” Consider clarifying here what the term “diversified” means in this context. For example, does it refer to diversification across sectors?

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in question to remove references to a Fund being “diversified,” and instead states that each Fund “seeks to avoid what it regards as prolonged overemphasis in any particular asset class while balancing the ability to adjust allocations in response to momentum shifts.”

30.
Staff Comment: With respect to the sentence and paragraph indicating that the Moderate Growth & Income Fund is “designed to qualify as a qualified default investment alternative,” note that, as this disclosure does not speak to the Fund’s principal investment strategy, it should be moved elsewhere in the Prospectus. Where it does appear, it should be accompanied by an explanation of what a QDIA is.

Registrant’s Response: Comment complied with. The disclosure in question has been moved to the section titled “Buying, Exchanging, and Redeeming Shares,” and has been enhanced to further state that a QDIA or “qualified default investment alternative, is a default or automatic investment option, typically designated by the employer sponsor of certain retirement plans, into which a plan participant’s contributions may be directed.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

31.
Staff Comment: The Conservative Income Builder Fund states that “[s]pecial focus will be placed on ETFs with dividend paying equities.” Please disclose the market capitalization policy for such equities and include any appropriate corresponding risk disclosure.

Registrant’s Response: The Registrant has revised the sentence above to state that “[s]pecial focus will be placed on ETFs with dividend paying equities, which may be securities of issuers of any market capitalization.” The Registrant has also included a new principal risk factor called “Large-Cap Stock Risk,” in addition to the existing Mid-Cap Stock Risk and Small-Cap Stock Risk. The Conservative Income Builder Fund will identify each as a principal risk of the Fund.

32.
Staff Comment: The principal investment strategy discussion for the Conservative Income Builder Fund also states that it may invest in fixed income ETFs that hold junk bonds. Please explain how the exposure to junk bonds is consistent with the term “conservative” in the Fund’s name.

Registrant’s Response: The Registrant understands that the reference to the term “conservative” in the Fund’s name is intended to be read within the context of the full name, that is, the “Conservative Income Builder” Fund. In that context, the Sub-Adviser regards a “conservative” posture as one that seeks to avoid over-emphasis in any particular asset class, but which still has the goal of building income over time. The Sub-Adviser further believes that the extent and manner in which high-yield fixed-income instruments are typically expected to be utilized within the portfolio is appropriately “conservative” and consistent with the Fund’s name.

33.
Staff Comment: Please note that the sentence stating that the Conservative Income Builder Fund is “designed for investors seeking current income and the potential for their income level to grow over time” is duplicated.

Registrant’s Response: Comment complied with. The duplicative disclosure has been deleted.

34.
Staff Comment: The Conservative Income Builder Fund also states that it “may tactically depart from the targeted allocations when certain sectors appear to be over or under-valued.” Please elaborate as to what the Fund would be tactically departing from, and explain how this methodology will be implemented.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in question to state that the Fund “may, based on the Sub-Adviser’s assessments of market conditions, periodically and tactically depart from the Fund’s targeted long-term strategic allocations when a certain asset class appears to be over- or under-valued.”

35.
Staff Comment: The principal risk factors for the Conservative Income Builder Fund refer to risks related to “non-U.S. securities” as well as “emerging markets.” These are not explicitly described in the principal investment strategy for this Fund, so please revise the disclosure accordingly.

Registrant’s Response: Comment complied with. The Registrant has revised the principal investment strategy discussion for the Conservative Income Builder Fund to state that the “securities held by the RiverFront ETFs may include securities of issuers organized, located, or doing business in countries other than the United States (certain of which may be countries typically identified as emerging markets).”

36.
Staff Comment: Please confirm supplementally that any comments provided by the Staff with respect to the summary section disclosure of a Fund will be addressed likewise in the Item 9 disclosure for the Fund

Registrant’s Response: Comment complied with. Changes to the summary section investment strategy disclosure for a Fund are reflected in the Item 9 disclosure for such Fund.

37.
Staff Comment: With respect to the disclosure regarding the “Affiliated ETF Structure” appearing on page 47 of the Prospectus, and specifically the discussion of the unitary fee, consider whether certain disclosures appearing elsewhere regarding the administrative services provided by the Funds’ administrator should appear in this section.

Registrant’s Response: Comment complied with. The Registrant has added the following disclosure (which also appears elsewhere in the Prospectus) to the section under the heading “Affiliated ETF Structure”:

“The unitary fee, which is calculated at an annual rate of 0.25% of the Fund’s average daily net assets, covers Fund expenses including the costs of transfer agency, custody, fund administration, legal, bookkeeping, audit, and other expenses, but does not cover fees or distribution and service (Rule 12b-1) fees, which are borne separately by each Fund, and which afre described in greater detail under the heading ‘Administrator, Distributor and Transfer Agent’.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

38.
Staff Comment: Please consider whether some of the disclosure appearing under the heading “Strategic Asset Allocation” and “Tactical Adjustments” on page 48 of the Prospectus should appear in the summary section for certain Funds.

Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to each Fund’s principal investment strategy discussion, both within the summary section as well as in Item 9 disclosure:

“In making strategic asset allocation decisions for a Fund, the Sub-Adviser seeks to identify various equity and other asset classes or market sectors that appear to present attractive relative long-term value and capital growth opportunities over a three- to ten-year period, and to position the Fund’s portfolio across asset classes that offer the optimal combination of risk and long-term return potential. After determining the strategic asset allocation for a Fund, RiverFront applies tactical allocation that incorporates price, economic and earnings momentum into the asset allocation decisions. Tactical allocation combines mathematical valuation models with market judgment and technical analysis in making risk-controlled adjustments to the strategic asset allocation in order to take advantage of short-term opportunities.”

39.
Staff Comment: Where a particular investment type (e.g. inflation protected securities) appears under the section “What are the Principal Securities in which the Funds’ underlying ETFs Invest?” please ensure that the corresponding principal investment strategy for the Fund includes discussion of such instruments.

Registrant’s Response: Comment complied with.

40.
Staff Comment: The section under the heading “Portfolio Managers” states that “[t]he portfolio managers are responsible for the day-to-day operation of each Fund.” Please clarify whether each individual portfolio manager is jointly and equally responsible for managing day-to-day operations of each Fund, or whether any person is primarily responsible.

Registrant’s Response: Comment complied with. With respect to each Fund, the Registrant has revised the portfolio management disclosure to state that “while each portfolio manager has responsibility for the day-to-day operations of the Funds, Michael Jones and Kevin Nicholson are the lead portfolio managers for each Fund, and as such are jointly and primarily responsible for portfolio decisions and day-to-day management.”

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

41.
Staff Comment: The description of the “Shareholder Services Plan for Class C Shares” on page 68 of the Prospectus states that compensation is being provided for, among other things, “ongoing advice concerning the suitability of particular investment opportunities offered by a Fund in light of Class C shareholder needs.” Please explain why such services are not distribution-related.

Registrant’s Response: The statement in the Prospectus is in reference to on-going services provided to Class C shareholders after the point of sale and include, among other things, directing shareholders to review relevant sections of the Registrant’s registration statement to assess suitability. The Registrant believes that services provided with respect to on-going shareholder communications or activities that occur after the point of sale are eligible for compensation under the Class C Shareholder Services Plan.

42.
Staff Comment: In the section titled “Qualifying For A Reduction Or Waiver of Class A Shares Sales Charge” the Funds state that they may waive Class A sales charges on investor purchases in certain situations, including on purchases by “financial intermediaries who have entered into an agreement” with a distributor. The section also states that whether a sales charge waiver is available “depends upon the policies and procedures” of the intermediary and that shareholders should consult their advisers for more information.

The Staff directs the Registrant’s attention to the Division of Investment Management Guidance Update 2016-06 (December 2016), which elaborates that disclosure regarding the “classes” of individuals or transactions subject to waivers should specifically identify each intermediary whose investors receive a sales load variation and should otherwise be consistent with the guidance provided in the aforementioned update.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in the abovementioned section to note that “[d]escriptions of sales charge waivers with respect to certain financial intermediaries are reproduced in “Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts” to this prospectus based on information provided by the financial intermediary,” and has included the Appendix in question at the end of the Funds’ Prospectus.

43.	Staff Comment: Where redemptions are discussed on page 78 of the Prospectus, please include the additional disclosure required by Items 11(c)(7) and 11(c)(8) of Form N-1A, which are now effective.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

Registrant’s Response: Comment complied with. The Registrant has included the following disclosure under the heading “Redeeming Shares” within the Funds’ Prospectus:

“It is anticipated that a Fund will meet redemption requests through the sale of portfolio assets or from its holdings in cash or cash equivalents. A Fund may use the proceeds from the sale of portfolio assets to meet redemption requests if consistent with the management of the Fund. These redemption methods will be used regularly and may also be used in stressed or abnormal market conditions, including circumstances adversely affecting the liquidity of a Fund’s investments, in which case a Fund may be more likely to be forced to sell its holdings to meet redemptions than under normal market conditions. Each Fund reserves the right to redeem in kind. Redemptions in kind typically are used to meet redemption requests that represent a large percentage of a Fund’s net assets in order to limit the impact of a large redemption on the Fund and its remaining shareholders. Redemptions in kind may be used in normal as well as in stressed market conditions. A Fund may also borrow, or draw on lines of credit that may be available to the Fund individually or to the Trust, in order to meet redemption requests during stressed market conditions. Under the 1940 Act, a Fund is limited as to the amount that it may borrow and accordingly, borrowings (including those made under a line of credit) might be insufficient to meet redemption requests.”

In addition, the Registrant has also included the following disclosure under a new heading titled “Redemption Payments”:

“In all cases, your redemption price is the net asset value per share next determined after your request is received in good order. Payment of redemption proceeds will ordinarily be made on the next business day following the date of redemption, but, in any case, within no more than seven business days from the date of redemption. However, if you recently purchased your shares by check, your redemption proceeds will not be sent to you until your original check clears, which may take up to seven business days. Your redemption proceeds can be sent by check to your address of record or by wire transfer to your bank account of record. A Fund or your bank may charge you a fee for wire transfers. Any request that your redemption proceeds be sent to a destination other than your bank account or address of record must be in writing and must include a medallion signature guarantee, as described in “Medallion Signature Guarantees” in this Prospectus.

U.S. Securities and Exchange Commission
Division of Investment Management
October 20, 2017

The Funds are not responsible for losses or fees resulting from posting delays or non-receipt of redemption payments when shareholder payment instructions are followed.”

44.
Staff Comment: Please confirm that the Staff’s comments, to the extent applicable, will also be addressed with respect to the Prospectus for the Investor Class and Class L shares of the RiverFront Global Growth Fund.

Registrant’s Response: Comment complied with. The Registrant confirms that the Staff’s comments will also be addressed with respect to the Investor Class and Class L Prospectus for the RiverFront Global Growth Fund.

45.
Staff Comment: In the description of the Funds’ fundamental investment limitations in the Statement of Additional Information, please add supplemental disclosure stating that for all concentration policies, the Fund will consider holding of an underlying fund, including private equity funds, when determining compliance with such concentration policy.

Registrant’s Response: Comment complied with. The Registrant has included the abovementioned disclosure within the Funds’ Statement of Additional Information.

46.
Staff Comment: Please confirm whether the advisory and sub-advisory agreements for the Funds will be revised to reflect their new fee arrangements, and if so, confirm that the agreements will be filed as exhibits to the registration statement.

Registrant’s Response: Comment complied with. The Registrant confirms that the advisory and sub-advisory agreements with respect to the Funds will be revised, and that the agreements are filed as exhibits to PEA 198.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP